American Trailer and Storage Announces Acquisition of Ace Trailer & Storage

KANSAS CITY, Missouri, October 27, 2006 -American Trailer and Storage, Inc., today announced that it has acquired the semi-trailer lease fleet of Ace Trailer & Storage in Kansas City, Missouri. The acquisition increases American Trailer’s owned rental fleet of semi-trailers by 25%, making American Trailer and Storage Kansas City’s largest portable storage company with both storage containers and semi-trailers.

Dick Honan, American Trailer and Storage Chairman and CEO, noted, “The portable storage market in Kansas City is growing and this acquisition further strengthens our position in our home market. Ace Trailer & Storage did an excellent job maintaining a diverse customer base. We look forward to introducing those customers to our industry-leading customer service.”

American Trailer and Storage provides secure, accessible temporary storage and transportation for a diversified client base of over 600 customers in 71 different industries. Headquartered in Kansas City, Missouri, American Trailer and Storage currently has operations in Kansas City and St. Louis and primarily rents equipment in Kansas, Missouri and Illinois. Customers use the company’s products for a wide variety of storage and transportation applications, including the storage of retail and manufacturing inventory, protection of construction materials and equipment, handling peaks in shipping cycles and transporting material to and from customers’ or their construction jobs.

Statements contained in this release that are not historical facts may constitute forward-looking statements. Actual results may differ materially from those stated or implied in the forward-looking statements. American Trailer & Storage assumes no obligation to update the information contained in this release.

Contact

Steve Schutte
Investor Relations Administrator
816-765-7771
steve.schutte@atsholdings.com